UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                               (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                          Paramco Financial Group, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   699168 20 9
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                                 (CUSIP Number)

                        Douglas G. Gregg, President
                        Airline Communications, Ltd.
                    4610 So. Ulster Street, Suite 150
                         Denver, Colorado 80237
                              (720) 528-7303
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                              December 9, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



PAGE-1-



                                  SCHEDULE 13D

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CUSIP NO. 699168 20 9                                 Page 2 of 6 Pages
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1        NAME OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Airline Communications, Ltd.  73-1601153
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)  [X]
         (b)  [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS (See Instructions)

         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

                   [X]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada, United States
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NUMBER OF                            7      SOLE VOTING POWER
SHARES                                              11,715,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                              0
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                    11,715,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                          0
                                   ------------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,715,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.04%
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14       TYPE OF REPORTING PERSON*

         CO
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                            SCHEDULE 13D
CUSIP No. 699168 20 9	                             Page 3 of 6 Pages


Item 1.	Security and Issuer.

	The class of equity securities to which this Second Amendment to
Schedule 13D relates is the common stock, $.001 par value (the "Common Stock"), of Paramco Financial Group, Inc., a Delaware corporation (the "Delaware Issuer"). The principal executive offices of the Delaware Issuer are located at 4610 So. Ulster Street, Suite 150, Denver, Colorado
80237.   The Deleware Issuer is the successor to Paramco Financial Group,
Inc., a Nevada corporation (the "Nevada Issuer"), pursuant to the reorganization described in Item 3 below.

Item 2.	Identity and Background.

	The name of the person filing this statement is Airline Communications, Ltd ("Airline"). Its business address is 4610 So. Ulster Street, Suite 150, Denver, Colorado 80237. It is a holding company incorporated in Nevada. During the last five years, it has not been convicted in a criminal proceeding. During the last five years, except as set forth hereinbelow, none of Airline, its officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

	Pursuant to a stipulated order dated November 12, 2002, between Douglas Gregg, who serves as a director and executive officer of Airline, and the State of Idaho, Department of Finance, Securities Bureau, Mr. Gregg admitted selling an unregistered security to one resident of the State of Idaho and agreed to be permanently enjoined from further sales of unregistered securities in the State of Idaho without the prior written consent of the Idaho Department of Finance.

	Mr. Gregg is a director and executive officer of Airline. This second amendment to Form 13D is being filed as a group with Mr. Gregg, who is filing his own separate report on Form 13D/A.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Nevada Issuer was reincorporated in Delaware through a merger of the Nevada Issuer into the Delaware Issuer, which was a newly formed Delaware corporation, with the Delaware Issuer surviving the merger.
Such reorganization was effected on April 8, 2003. For more information relating to the reorganization, see the Information Statement on Schedule 14C filed with the SEC on March 17, 2003 and the Current Report on Form 8-K/A filed with the SEC on April 10, 2003.

	Airline became the record and beneficial holder of 13,299,998 shares of the Common Stock of the Delaware Issuer on April 8, 2003 as the result of a reorganization, pursuant to which the outstanding shares of the Series D Convertible Preferred Stock of the Nevada Issuer were converted into shares of the Common Stock of the Delaware Issuer. Prior to the reorganization, the outstanding shares of the Common Stock of the Nevada Issuer were converted into shares of the Series D Convertible Preferred Stock of the Nevada Issuer.

	This Second Amendment to Schedule 13D is being filed to report a transaction whereby Airline disposed of shares of the Common Stock as described in Item 4, below.

Item 4.	Purpose of Transaction.

	Airline became the record and beneficial holder of 13,299,998 shares of the Common Stock of the Delaware Issuer, as a result of the reorganization, on April 8, 2003.

	On or about December 9, 2003, Airline transferred, in a non-public transaction, an aggregate of 1,585,000 restricted shares of Common Stock, representing approximately 3.9% of the total issued and outstanding shares of Common Stock, to six entities and individuals. The purpose of the transactions was to satisfy, in whole or in part, certain obligations of Airline and Mr. Gregg.

	At present, Airline has no plans or proposals that related to or would result in:

(a)	The acquisition by any persons of additional securities of the
Delaware Issuer, or the disposition of securities of the Delaware Issuer;





                            SCHEDULE 13D
CUSIP No. 699168 20 9	                             Page 4 of 6 Pages




(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Delaware Issuer or any of its subsidiaries;

(c)	A sale of a material amount of assets of the Delaware Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Delaware Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Delaware Issuer;

(f)	Any other material change in the Delaware Issuer's business
or corporate structure;

(g)	Change in the Delaware Issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Delaware Issuer by any person;

(h)	Causing the Common Stock of the Delaware Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i)	Causing the Common Stock of the Delaware Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any other action similar to any of these enumerated above.

Provided that, Mr. Gregg, in his capacity as Chairman of the Board and Chief Executive Officer of the Delaware Issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Delaware Issuer and which action is approved by the Board of Directors of the Delaware Issuer.

Item 5.	Interest in Securities of the Issuer.

	Airline owns of record and beneficially 11,715,000 shares of the Common Stock of the Delaware Issuer, representing 29.04% of all shares of the Common Stock of the Delaware Issuer. It has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 11,715,000 shares of the Common Stock of the Delaware Issuer.

	By means of his serving as a director and executive officer of Airline, Mr. Gregg is deemed to have a beneficial interest in the 11,715,000 shares of the Common Stock of the Delaware Issuer that is owned of record and beneficially by Airline. In addition, Mr. Gregg is the record and beneficial owner of 7,312,505 shares of the Common Stock of the Delaware Issuer. The total of 19,027,505 shares of the Common Stock of the Delaware Issuer represents 47.17% of all shares of the Common Stock of the Delaware Issuer as of the date hereof. Other than set forth herein, Mr. Gregg has no other interest, either of record or beneficially, in the Common Stock of the Delaware Issuer.

	By means of his serving as a director and executive officer of Airline, Mr. Gregg has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 11,715,000 shares of the Common Stock of the Delaware Issuer. In addition, Mr. Gregg has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 7,312,505 shares of the Common Stock of the Delaware Issuer of which he is the record and beneficial owner. Other than set forth herein, Mr. Gregg does not possess any shares power to vote or to direct the vote, or shares power to dispose or to direct the disposition of any securities of the Delaware Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	Not applicable.

Item 7.  Material to be filed as Exhibits.

A.	Agreement and Plan of Merger, which is Exhibit A of the Information
Statement on Schedule 14C filed with the SEC on March 17, 2003.





                            SCHEDULE 13D
CUSIP No. 699168 20 9	                             Page 5 of 6 Pages



B.	Certificate of Designations, Preferences, and Rights of Series D
Convertible Preferred Stock of Paramco Financial Group, Inc., which is
Exhibit 4.3 of the Current Report on Form 8-K filed with the SEC on April 14, 2003.









































                            SCHEDULE 13D
CUSIP No. 699168 20 9	                             Page 6 of 6 Pages



SIGNATURES


	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	April 12, 2003

						Airline Communications, Ltd.



						By:  /s/ Douglas G. Gregg
						    ---------------------------
						 Douglas G. Gregg
						 Chief Executive Officer



























SCHEDULE 13D